Exhibit 99.1

Points International to Present at Two Investor Conferences in December

Toronto, Canada – November 20, 2013 – Points (TSX: PTS; NASDAQ: PCOM), global leader in loyalty currency management, announced today that Rob MacLean, the Company’s Chief Executive Officer, and Anthony Lam, the Company’s Chief Financial Officer, will present at two upcoming investor conferences. The conference details are as follows:

  LD Micro VI Conference at the Luxe Sunset Hotel in Los Angeles, CA. The Company will present at 4 PM PT/7 PM ET on Wednesday, December 4, 2013 as well as participate in one-on- one meetings throughout the day.

  The Benchmark Company Micro Cap Discovery Conference at the Palmer House Hilton in Chicago, IL. The Company will participate in one-on-one investor meetings from 8 AM to 4 PM CT on Wednesday, December 11, 2013.

For more information or to meet with management, please contact Points’ investor relations team.

About Points

Points, publicly traded as Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the global leader in loyalty currency management. Via a state-of-the-art loyalty commerce platform, Points provides loyalty eCommerce and technology solutions to the world's top brands to enhance their consumer offerings and streamline their back-end operations.

Points' solutions enhance the management and monetization of loyalty currencies ranging from frequent flyer miles and hotel points to retailer and credit card rewards, for more than 45 partners worldwide. Points also manages Points.com, where almost 4 million consumers use the only industry sanctioned loyalty wallet to not only track all of their loyalty programs but also trade, exchange and redeem their miles and points. In addition to these services, Points' unique SaaS products allow eCommerce merchants to add loyalty solutions directly to their online stores, rewarding customers for purchases at the point-of-sale.

Points has been widely recognized among the loyalty and technology communities alike. The Company was named the 4th largest Canadian software company and the 40th largest Canadian technology company by the 2013 Branham300 list. Points also ranked 40th among PROFIT Magazine's top 200 Canadian companies by five-year revenue growth. For more information on Points, please visit www.Points.com, follow us @PointsBiz on Twitter or read the Points Loyalty News blog.

Contact:
Addo Communications
Laura Bainbridge /Kimberly Esterkin
laurab@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400